Hartford Creative Group, Inc.
8832 Glendon Way

Rosemead, California 91770

September 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: SEC Corporate Finance Team

RE:	Hartford Creative Group, Inc.
Amendment No. 3 to Registration Statement on Form S-1, as amended
Filed on September 9, 2025
File No. 333- 285158

Dear SEC Corporate Finance Team,

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Hartford Creative Group, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on September 12, 2025, or as soon thereafter as practicable.

Please call Michael Blankenship of Winston & Strawn LLP at (713) 651-2678 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Hartford Creative Group, Inc.

By:	/s/ Sheng-Yih Chang
Name:	Sheng-Yih Chang
Tite:	Chief Executive Officer

cc:	Michael Blankenship, Winston & Strawn LLP

Ben Smolij, Winston & Strawn LLP